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                                                                       Exhibit 1

[LOGO FOR BUNGE]                                   Contact: Hunter Smith
                                                            Bunge Limited
                                                            1-914-684-3450
                                                            hsmith@bunge.com




              BUNGE LIMITED REPORTS RECORD RESULTS FOR FISCAL 2001

                        NET INCOME INCREASES $122 MILLION

                 FOURTH QUARTER NET INCOME INCREASES $38 MILLION

WHITE PLAINS, NY - JANUARY 22, 2002

Bunge Limited (NYSE: BG) reported record volumes, gross profit, income from operations and net income for fiscal year 2001. The 2001 net income was $134 million, or $1.87 per share, representing an increase of $1.68 per share over the net income of $12 million, or $0.19 per share in 2000 (1).

For the year ended December 31, 2001 compared to last year:

         o        Volumes grew 19% to 71.6 million metric tons

         o        Gross profit increased 41% to $963 million

         o        Income from operations rose 78% to $527 million

The Company's improved results were broad based, led by increases in results from virtually every business.

Fourth quarter 2001 net income was $48 million, or $0.58 per share, representing an increase of $0.42 per share over net income of $10 million, or $0.16 per share, in the same period in 2000 (2).

The Company's 2001 overall performance reflected the continued strong growth in its agribusiness division. This growth was driven by global demand for soybean meal and oil, return of oilseed processing margins to historical norms and increased sales volumes in its international marketing operations and South American grain origination. Results from the fertilizer business reflect a full year's benefit from the April 2000 acquisition of Manah and Fosfertil. The integration of Manah and Fosfertil has proceeded smoothly.

Alberto Weisser, Chairman and Chief Executive Officer, commented "I am pleased to report that after several years of hard work during difficult market conditions we are beginning to harvest solid results. The agribusiness industry is experiencing a cyclical upturn and Bunge is performing better than ever. Our 2001 results were our best in the previous five years despite weakness in the global economy, currency devaluations in Brazil and Argentina and the adverse effects of the September 11 events. Several factors contributed to our growth, including a return of soybean processing margins to historic norms, higher sales volumes in our agribusiness operations, integration of our


--------
1 Earnings per share in 2001 include a gain on discontinued operations of $0.04 per share and a cumulative effect of change in accounting principle gain of $0.10 per share. Earnings per share in 2000 include a loss on discontinued operations of $0.15 per share.

2 Earnings per share in the fourth quarter 2000 included a loss on discontinued operations of $0.01 per share.


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fertilizer acquisitions, reductions in funding costs brought about by our capital structure realignment and improvement in the corporate wide management of our working capital. The outlook for agribusiness is solid due to crush margins in line with normal levels. We continue to see limited increases in crush capacity and strong global demand for soybean products.

In our food products division, wheat milling product volumes and wheat and corn milling product margins recovered in 2001. Our high-growth ingredients business continues its outstanding performance. As a result of global demand for our soy ingredient products, our plants are operating at high levels of capacity. Softness in the U.S. foodservice industry offset these positive trends in the food products division and adversely affected our North American bakery and edible oil product businesses. Our consumer products business in Brazil also suffered from a tough competitive environment."

Mr. Weisser continued "We are encouraged by the resiliency of the Brazilian economy and the recent relative stability of the REAL versus the U.S. dollar. We were well hedged in Argentina prior to the cancellation of the peso convertibility to the dollar and we believe that our export-oriented operations will sustain our investments in Argentina, though the environment is very uncertain. We are planning to proceed with the acquisition of La Plata Cereal, which will reinforce our leadership in the Argentine soy sector, the world's low cost producer."

"We are focused on building our corporate identity and culture. We strengthened the Bunge brand name by aligning the names of our subsidiaries. We now have a consistent streamlined corporate identity: Bunge North America, Bunge Alimentos (Brazil), Bunge Fertilizantes (Brazil), Bunge Global Markets and Bunge Argentina. Our corporate restructuring in Brazil will contribute both economically and in terms of our corporate culture. The consolidations of our businesses and management cost reduction programs over the last few years have improved results. We are evaluating expansion and alliance opportunities to augment our current global operations, especially in our high growth value-added businesses."

FISCAL 2001 RESULTS

Income from operations in the agribusiness division increased 242% to $311 million. Results were driven mainly by improved oilseed processing margins in the Company's three primary operating countries, the United States, Brazil and Argentina. South American grain origination volumes increased substantially due to record harvests in that continent. International marketing volumes increased 97% over last year resulting in a significant increase in the contribution to income from operations. The growth and profitability of our new international marketing business has substantially exceeded our own forecasts. The 2001 agribusiness results included a $20 million non-cash charge for future collectibility of tax receivables reflecting the economic difficulties in Argentina.

The Company's fertilizer division income from operations increased 22% to $187 million. The increase was due to greater operating efficiencies and to the inclusion of a full year's results of Manah and Fosfertil, which were acquired in April 2000. Volumes were lower than last year due to the unusually strong consumption levels experienced in 2000 in the Brazilian market and the companies' marketing strategy of maintaining margins.

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Income from operations in our food products division was $48 million, $4 million lower than last year. Overall volumes were higher than last year's. The soy ingredients business continued to build momentum through rapid growth, and in our corn products business profitability recovered as a result of better margins, the end of the strike at the Danville, Illinois facility and a shift to a higher margin product mix. Wheat milling results were stronger due to increased volumes and a shift to a higher margin product mix. Bakery and edible oil business results in North America suffered from weakness in the U.S. foodservice markets. The Brazilian consumer product business was subjected to strong competitive pressures on margins and volumes.

In response to the weakness in the edible oil business, the Company is shifting production to newer, more cost efficient facilities. The Company recorded impairment charges of $14 million representing the planned closing of older, less efficient plants in Brazil. The 2000 results for edible oil and corn milling each included $5 million in impairment charges.

Non-operating income (expense) - net, expenses increased by $38 million from last year primarily due to higher foreign exchange losses attributable to the devaluation of the Brazilian REAL in 2001 of 16% versus 9% in 2000 and the year-end devaluation of the Argentine peso. These foreign exchange losses were offset by devaluation related improvements in operating margins, resulting in minimal impact from foreign exchange movements on net income. Interest expense on debt financing readily marketable inventories declined in large part due to lower average interest rates on short-term debt. Net interest expense increased, excluding interest on debt financing readily marketable inventories, due to higher levels of debt incurred to fund working capital needs, offset by lower average interest rates.

Net financial debt was reduced by $482 million due to net proceeds from our initial public offering of $278 million, cash flows generated by operations and increased efficiency in the use of working capital.

FOURTH QUARTER 2001 RESULTS

Income from operations in the agribusiness division increased 232% to $83 million. The fourth quarter of 2000 results included impairment and restructuring charges of $39 million. Gross profit grew due to increases in oilseed processing margins and volume increases generated by international marketing operations.

The Company's fertilizer division income from operations increased 20% to $73 million, despite a 7% decrease in volumes. The Company's strategy of maintaining prices in lieu of protecting market share substantially offset the lower volumes, evidenced by a strong increase in gross profit per ton. Results also benefited from rising dicalcium phosphate sales, driven by increased meat exports from Brazil.

Income from operations in the food products division declined by $3 million to $1 million. Overall, volumes were higher than last year's. The results for edible oils includes impairment charges of $14 million in 2001 and $5 million in 2000 related to the ongoing restructuring of this business. The edible oil and bakery products business in North America were adversely affected by softness in the U.S. foodservice industry and the negative economic impacts caused after the September 11 events. Wheat milling

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results improved due to a shift to a higher margin product mix, and financial pressures that weakened competitors. In the corn products business, higher margins and a shift in product mix contributed to the improved result. The 2000 results for the corn milling operations include impairment charges of $5 million. Our ingredients business continues to contribute positively to our results.

Non-operating income (expense) - net, expenses decreased primarily due to foreign exchange gains, which resulted from the Brazilian REAL appreciation of 15% in value against the U.S. dollar for the fourth quarter of 2001, offset in part by the effects of the devaluation of the Argentine peso. These foreign exchange movements resulted in minimal impact on net income due to the offsetting effects in operating margins. Interest expense on debt financing readily marketable inventories declined in large part due to lower average interest rates on short-term debt. Net interest expense increased due to higher levels of debt incurred to fund working capital needs, offset by lower average interest rates.


OUTLOOK

Bill Wells, Chief Financial Officer, stated: "Our outlook for 2002 remains positive. We see solid crush margins at normal levels. International marketing's growth will continue, although at a slower rate as the startup phase of the business is complete. In fertilizer, we anticipate a return to normal demand growth, offset somewhat by competitive pressure on margins. In food products, we anticipate continued recovery in wheat milling and bakery, and strong growth in soy ingredients. Finally we expect to see results from our cost reduction efforts in edible oils towards the latter part of the year."

The first quarter is typically our weakest and most volatile quarter, and least indicative of our full year's results. We forecast first quarter 2002 net income to be within a range of $14 - $18 million, and EPS to be $0.17 - $0.22."


CONFERENCE CALL INFORMATION

The Company will hold a conference call this morning, January 22, 2002 at 10:00 a.m. (EST) to discuss this news release and the Company's 2001 results. To listen to the conference call, please dial (800) 289-0518, or, if located outside of the United States, dial (913) 981-5532. Please dial in five to ten minutes before the scheduled start time. When prompted, state pass code number "570212." Please register for the conference call at least 15 minutes prior to the start of the call.

For those who cannot listen to the live broadcast, a replay of the call will be available beginning at 2:00 p.m. EST on January 22 and continuing through January 25, 2002. To listen to the replay, please dial (719) 457-0820. When prompted, state pass code number "570212." A rebroadcast of the conference call will also be available on the Company's Web site beginning at 2:00 p.m. EST on January 22.

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WEBCAST INFORMATION

The conference call will also be available live on The Investor Relations page of the Company's Web site at www.bunge.com. To access the webcast, go to the Bunge Web site and select 'Contact Us' from the left navigation menu. Open the 'Calendar of Events' subcategory and select the 'Webcast' link for the 'Q4 2001 Bunge Limited Earnings Release.' Follow the prompts to access the conference call. Please go to the Web site at least fifteen minutes prior to the call to register, download and install any necessary audio software.

To locate the rebroadcast on our Web site, select 'News & Information' from the left navigation menu. Open the 'Audio Archive' subcategory and select the 'Webcast' link for the 'Q4 2001 Bunge Limited Earnings Release.' Follow the prompts to access the replay.

ABOUT BUNGE

Bunge Limited is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, New York, Bunge has over 17,000 employees and operations in 17 countries. The Company is the largest processor of soybeans in the Americas and the largest producer and supplier of fertilizers to farmers in Latin America.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

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
SUMMARY OF RESULTS

(In millions, except per share data and percentages)
-------------------------------------------------------------------------------------------------------------

                                                           FOURTH QUARTER ENDED
                                                   --------------------------------------        PERCENT
RESULTS, INCLUDING IMPAIRMENT CHARGES                 12/31/2001          12/31/2000             CHANGE
                                                   -----------------   ------------------   -----------------
Volumes (in millions of metric tons)                       18.7                  15.0               25%
Net sales                                                $3,172                $2,667               19%
Gross profit (1)                                            264                   175               51%
Income from operations (1)                                  148                    95               56%
Non-operating income (expense) - net                        (31)                  (76)            (59)%
Income tax expense                                          (40)                   (3)           1,233%
Income from continuing operations before
    minority interest                                        77                    16              381%
Net income                                                   48                    10              380%
Net income per share (2)                                 $ 0.58               $  0.16              263%
Average shares outstanding                           83,155,100            64,380,000

-------------------------------------------------
EBITDA (3)                                               $  201               $   137               47%
Adjusted EBITDA (4)                                         194                   123               58%
-------------------------------------------------------------------------------------------------------------

                                                   --------------------------------------
                                                                YEAR ENDED
                                                   --------------------------------------        PERCENT
RESULTS, INCLUDING IMPAIRMENT CHARGES                 12/31/2001          12/31/2000             CHANGE
                                                   -----------------   ------------------   -----------------
Volumes (in millions of metric tons)                        71.6                 60.0               19%
Net sales                                                $11,484               $9,667               19%
Gross profit (1)                                             963                  683               41%
Income from operations (1)                                   527                  296               78%
Non-operating income (expense) - net                        (263)                (225)              17%
Income tax expense                                           (68)                 (12)             467%
Income from continuing operations before
    minority interest                                        196                   59              232%
Net income                                                   134                   12            1,017%
Net income per share (7)                                 $  1.87               $ 0.19              884%
Average shares outstanding                            71,844,895           64,380,000

-------------------------------------------------
EBITDA (3)                                               $   694               $  445               56%
Adjusted EBITDA (4)                                          656                  393               67%
Readily marketable  inventories (5)                          764                  799               (4)%
Net financial debt (6)                                   $ 1,559               $2,041              (24)%
-------------------------------------------------------------------------------------------------------------

(1) The fourth quarter and year ended 12/31/01 include pre-tax impairment charges of $14 million and the fourth quarter and year ended 12/31/00 include pre-tax impairment charges of $49 million.
(2) The fourth quarter ended 12/31/00 includes a loss on discontinued operations of $0.01 per share.
(3) Earnings before interest, taxes, depreciation, amortization ("EBITDA") equals income from operations plus depreciation, depletion and amortization.
(4) EBITDA less interest expense on readily marketable inventories financed by debt.
(5) Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.
(6) Net financial debt is the sum of short-term and long-term debt, plus current maturities of long-term debt less cash and cash equivalents and marketable securities.
(7) The year ended 12/31/01 includes a gain on discontinued operations of $0.04 per share and cumulative effect of change in accounting principle gain of $0.10 per share. The year ended 12/31/00 includes a loss on discontinued operations of $0.15 per share.

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
SEGMENT RESULTS
(In millions, except percentages)
-------------------------------------------------------------------------------------------------------------

                                                           FOURTH QUARTER ENDED
                                                   --------------------------------------       PERCENT
                                                      12/31/2001          12/31/2000             CHANGE
                                                   -----------------  -------------------   -----------------
VOLUMES (IN MILLIONS OF METRIC TONS)
    Agribusiness                                           14.5               10.7                36%
    Fertilizer                                              2.8                3.0                (7)%
    Food Products                                           1.4                1.3                 8%
        Edible Oil Products                                  .4                 .4
        Wheat Milling and Bakery Products                    .6                 .4                50%
        Other                                                .4                 .5               (20)%
                                                   -----------------  -------------------
Total                                                      18.7               15.0                25%
                                                   =================  ===================

GROSS PROFIT
    Agribusiness (1)                                      $ 126              $  47                168%
    Fertilizer                                              105                 89                18%
    Food Products                                            33                 39               (15)%
        Edible Oil Products (2)                               7                 30               (77)%
        Wheat Milling and Bakery Products                    15                  -
        Other(3)                                             11                  9                22%
                                                   -----------------  -------------------
Total                                                     $ 264              $ 175                51%
                                                   =================  ===================

INCOME FROM OPERATIONS*
    Agribusiness (1)                                      $  83              $  25                232%
    Fertilizer                                               73                 61                20%
    Food Products                                             1                  4               (75)%
        Edible Oil Products (2)                             (11)                (1)             (1,000)%
        Wheat Milling and Bakery Products                     5                  1                400%
        Other(3)                                              7                  4                75%
    Unallocated                                              (9)                 5
                                                   -----------------  -------------------
Total                                                     $ 148              $  95                56%
                                                   =================  ===================

*Income from operations is before net interest expense, foreign exchange results and income taxes.
--------------------------------------------------------------------------------
(1)  Includes pre-tax impairment charges of $39 million in 2000.
(2) Includes pre-tax impairment charges of $14 million and $5 million in 2001 and 2000, respectively.
(3)  Includes pre-tax impairment charges of $5 million in 2000.



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
SEGMENT RESULTS
(In millions, except percentages)
-------------------------------------------------------------------------------------------------------------

                                                                YEAR ENDED
                                                   --------------------------------------       PERCENT
                                                      12/31/2001          12/31/2000             CHANGE
                                                   -----------------   ------------------   -----------------
VOLUMES (IN MILLIONS OF METRIC TONS)
    Agribusiness                                           57.5                46.3               24%
    Fertilizer                                              8.9                 9.1               (2)%
    Food Products                                           5.2                 4.6               13%
        Edible Oil Products                                 1.6                 1.6
        Wheat Milling and Bakery Products                   2.1                 1.9               11%
        Other                                               1.5                 1.1               36%
                                                   -----------------   ------------------
Total                                                      71.6                60.0               19%
                                                   =================   ==================

GROSS PROFIT
    Agribusiness (1)                                      $ 487              $  223               118%
    Fertilizer                                              280                 238               18%
    Food Products                                           196                 222              (12)%
        Edible Oil Products (2)                              91                 143              (36)%
        Wheat Milling and Bakery Products                    59                  51               16%
        Other(3)                                             46                  28               64%
                                                   -----------------   ------------------
Total                                                     $ 963              $  683               41%
                                                   =================   ==================

INCOME FROM OPERATIONS*
    Agribusiness (1)                                      $ 311              $   91               242%
    Fertilizer                                              187                 153               22%
    Food Products                                            48                  52               (8)%
        Edible Oil Products (2)                               7                  34              (79)%
        Wheat Milling and Bakery Products                    12                  10               20%
        Other (3)                                            29                   8               263%
    Unallocated                                             (19)                  -
                                                   -----------------   ------------------
Total                                                     $ 527              $  296               78%
                                                   =================   ==================

*Income from operations is before net interest expense, foreign exchange results and income taxes.
--------------------------------------------------------------------------------
(1)  Includes pre-tax impairment charges of $39 million in 2000.
(2) Includes pre-tax impairment charges of $14 million and $5 million in 2001 and 2000, respectively.
(3)  Includes pre-tax impairment charges of $5 million in 2000.



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